Mail Stop 3561

February 8, 2008

Mr. Feng Zhen Xing
Chief Executive Officer
China Sxan Biotech, Inc.
c/o American Union Securities
100 Wall St., 15th Floor
New York, NY 10005

>   **Re: China Sxan Biotech, Inc.**
>   **Form 8-K**
>   **Filed July 11, 2007**
>   **File No. 000-27175**
>   **Form 10-QSB for the Quarter Ended**
>   **September 30, 2007**
>   **Filed November 19, 2007**
>   **File No. 000-27175**

Dear Mr. Xing:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K Filed on July 11, 2007

General

1. Please file a pro forma balance sheet and income statement for the latest fiscal period (year ended June 30, 2007) before the transaction. Please ensure the pro forma financial statements are presented in columnar form showing condensed historical statements of the acquirer and target company, pro forma adjustments, and the pro forma results with explanatory notes regarding any adjustments made. Please refer to the guidance in Item 310(d)(2) of Regulation S-B.

American Sxan Biotech Interim Financial Statements

General

2. We note that you have filed the audited financial statements of Tieli Xiaoxinganling Forest Frog Breeding Co., Ltd. for the fiscal years ended June 30, 2006 and 2005 and American Sxan Biotech, Inc. interim financial statements of for the nine months ended March 31, 2007 and 2006. Since the transaction with Advance Technologies was consummated on July 10, 2007, it appears you should have filed the audited financial statements for the recent fiscal year end before the transaction. Accordingly, please revise to include the audited financial statements of American Sxan Biotech, Inc. for the fiscal years ended June 30, 2007 and 2006 in accordance with Item 310(c) of Regulation S-B.

Notes to Financial Statements

3. Please revise to include a footnote describing how you accounted for your October 31, 2006 acquisition of Tieli Xiaoxinganling Forest Frog Breeding Co., Ltd. Specifically, disclose the terms and conditions of the acquisition (e.g. $1 million cash consideration) and the authoritative literature used to support your accounting treatment.

Form 10-QSB for the Quarter Ended September 30, 2007

Financial Statements

General

4. Due to the recent reverse merger transaction, please revise to include a statement of stockholders equity for the interim period in accordance with Item 310(b) of Regulation S-B.

5. We noted from review of page 2 in your Form 8-K filed on July 11, 2007 that Advance Technologies' operating assets and liabilities were transferred to Infrared Systems International, a wholly owned subsidiary of Advance Technologies. It is our understanding that you intend on distributing all of the outstanding shares of this subsidiary to the holders of its common stock (i.e. a spin-off) once a registration statement has been declared effective. It appears that as of September 30, 2007, this spin-off transaction has not occurred. Please tell us how you recorded the operations of Infrared Systems International in your consolidated financial statements as of September 30, 2007. Specifically, discuss your consideration of SFAS No. 144.

Consolidated Statements of Operations and Comprehensive Income, page 2

6. Please provide a detailed discussion of how you accounted for the Series A and Series B convertible preferred stock when calculating diluted earning per share. Please refer to the guidance in paragraph (26) and (35) of SFAS No.128.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Feng Zhen Xing
China Sxan Biotech, Inc.
February 8, 2008
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Kearns, Staff Accountant at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services